Exhibit 99.1

Azure Power’s Rights Issue Closes for Subscription

Ebene, January 24, 2022: Azure Power Global Limited (NYSE: AZRE) announced today that the subscription period for its rights offering closed today at 5pm eastern time. The Company expects to raise $249,938,599 from the rights offering, which is backstopped by its shareholders CDPQ Infrastructures Asia Pte Ltd. and OMERS Infrastructure Asia Holdings Pte. Ltd. The Company expects to announce the final results of the rights offering on January 26, 2022.

Investors (other than the backstop shareholders) who have participated in the rights offering should expect to see the shares of common stock issued to them in book-entry or, uncertificated, form on or about January 28, 2022. Any excess subscription payments received by Computershare Trust Company, N.A. (the “subscription agent”) will be returned by the subscription agent to investors, without interest or deduction, through the same method by which they participated in the rights offering.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent sustainable energy solutions provider in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor, and operator of utility scale renewable projects since its inception. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.

Investor Contact

ir@azurepower.com

Media Contact:

pr@azurepower.com